Exhibit 99.1

NEWS RELEASE

IAMGOLD REPORTS SECOND QUARTER 2010 RESULTS

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion and Analysis, and mine statistics, please see the Company’s website www.iamgold.com. All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, August 11, 2010 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its unaudited interim consolidated financial and operating results for the second quarter ended June 30, 2010.

“The second quarter signaled a significant transition for the Company as we started processing material at our new Essakane mine in Burkina Faso,” said Peter C. Jones, Interim President & CEO. “The price of gold has remained strong throughout 2010 and has enabled us to realize healthy margins and maintain an excellent balance sheet, even with higher cash costs during the second quarter. Higher unit cash costs were mainly the result of temporarily reduced grades at Rosebel due to heavy rainfall causing a re-sequencing of ore mining in the quarter, a higher waste stripping ratio and lower grades at the Sadiola and Yatela operations, and higher royalty costs due to a higher realized gold price. Our revised guidance for 2010 calls for increased gold production and reduced cash cost per ounce during the second half of the year compared to the first half of 2010.”

SECOND QUARTER 2010 HIGHLIGHTS

Financial Results and Position

•

Net earnings totaled $35.7 million ($0.10 per share), a decrease of 19% compared to the second quarter of 2009. Adjusted net earnings[1] increased 24% to $39.1 million ($0.11 per share1) when compared to the second quarter of 2009 adjusted net earnings of $31.5 million ($0.09 per share).

•	Operating cash flow was $51.4 million ($0.14 per share2), an increase of 32% compared to $38.9 million ($0.11 per share) in the second quarter of 2009.

•

The Company’s financial position continued to be strong with $577.9 million in available funds. Cash, cash equivalents and gold bullion (at market) were $227.9 million. The available credit was $350.0 million at June 30, 2010.

Production and Cash Cost

•	Gold production was 190,000 ounces and average cash cost[1] was $623 per ounce.

•	Strong niobium production of 1.1 million kilograms, an 18% increase over 2009, and an operating margin[1] of $19 per kilogram.

[1]

Adjusted net earnings and adjusted net earnings per share, Cash cost per ounce, and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP financial measures. Refer to the Non-GAAP Performance Measures table within this news release for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

2010 Revised Guidance

•

The Company has revised its initial 2010 production guidance for gold upward from a range of 940,000 to 1,000,000 ounces at a cash cost[1] between $490 and $510 per ounce to a range of between 980,000 and 1,010,000 ounces at a cash cost[1] between $530 and $550 per ounce.

•	The Company has also revised its 2010 niobium production guidance upward from a range of 4.2 million to 4.4 million kilograms to a range of between 4.5 million and 4.7 million kilograms.

•

The Company has revised its economic assumptions for 2010 with a gold price of $1,100 (was $1,000) per ounce; an oil price of $80 (was $75) per barrel and a C$/US$ foreign exchange rate of $1.05 (was $1.10).

Development Projects on Schedule to Deliver

•

Processing of material through the mill at Essakane started on June 25, 2010, six months ahead of the original target of year-end 2010. Construction of the primary crusher of the Essakane mine, not required for the initial phase of processing, should be completed in September 2010. Based on results to date, and through a retrospective technical calculation to be performed within the third quarter, commercial production is expected to have commenced effectively in the second half of July 2010.

•

At the Westwood project in Québec, shaft sinking remains on plan to achieve a depth of 1,220 metres by year end. The exploration and ore delineation drilling programs continue to validate prior resource models. Commercial production at Westwood is expected to commence in early 2013.

•	The Sadiola sulphide project feasibility study is underway and a construction decision is expected by the fourth quarter of 2010.

“Our success in bringing the Essakane project into production is a significant step towards fulfilling IAMGOLD’s goal of building a premier gold company. That goal includes a focus on maximizing our operational performance, which we intend to continue in the second half of 2010 by driving our costs down,” Mr. Jones commented. “In addition, our development team continues on schedule at the Westwood project in the province of Québec, which is expected to become our next major mine in early 2013.”

Financial Results

Revenues were $214.0 million in the second quarter of 2010, a 5% decrease from the second quarter of 2009 mainly due to a decrease in gold sales. Increased revenues from higher gold prices were more than offset by lower production, mainly from the completion of mining at Doyon in December 2009 and the impact of the rainy season on the Rosebel mine. Revenues were positively impacted by increased kilograms of niobium sold.

In the second quarter of 2010, net earnings were $35.7 million ($0.10 per share) as compared to $44.1 million ($0.12 per share) in the second quarter of 2009. Adjusted net earnings3 increased 24% to $39.1 million ($0.11 per share) compared to the second quarter of 2009 adjusted net earnings of $31.5 million ($0.09 per share). The increase in adjusted net earnings is mainly due to higher earnings from working interests, lower corporate administration expenses, and lower income and mining taxes, partially offset by a higher derivative loss.

Operating cash flow from the 2010 second quarter activities increased by $12.5 million to $51.4 million ($0.14 per share4), compared to $38.9 million ($0.11 per share4) in the same period last year mainly due to dividends received from working interests partially offset by lower sales.

[3]

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Refer to the Non-GAAP Performance Measures table within this news release for reconciliation to GAAP measures.

[4]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

Financial Position

The Company’s cash, cash equivalents and gold bullion (at market value) position remains strong with $227.9 million available at June 30, 2010 compared to $300.1 million available at December 31, 2009. Cash and cash equivalents decreased mainly due to capital expenditures at the development projects partially offset by operating cash flows from existing operations and dividends received from working interests.

As at June 30, 2010, $350.0 million was available under the credit facility. The credit facility amount was increased on March 25, 2010 from a $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility. In addition, on April 23, 2010, the Company entered into a $50.0 million revolving facility for the issuance of letters of credit. As at June 30, 2010, $17.2 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

The Company is well positioned to fund its 2010 requirements for exploration and development projects. Capital expenditures in the second quarter of 2010 were $137.3 million ($250.9 million during the first half of 2010). The Essakane project is expected to effectively attain commercial production status in mid-July 2010. The Company also advanced the Westwood development project and the mill expansion and paste backfill projects at the Niobec mine. In 2010, the Company plans total capital expenditures of $408.0 million and exploration expenses of $42.2 million, compared to initial guidance of $373.0 million and exploration expenses of $37.7 million.

Production and Cash Cost

Gold production for the second quarter of 2010 was 190,000 attributable ounces at an average cash cost5 of $623 per ounce. IAMGOLD’s attributable gold production in the second quarter of 2010 decreased by 59,000 ounces or 24% compared to the second quarter of 2009. The decline was mainly the result of the closure of the Doyon mine in December 2009, including the stockpiling of ore at the Mouska mine for batch processing later in the year. In addition, planned lower grades at Rosebel, Yatela, Sadiola and Mupane contributed to the decrease.

Rosebel’s gold production during the second quarter of 2010 was 21% lower as compared to the same period last year primarily the result of processing lower head grades. The mine experienced significantly higher than normal rainfall during the period forcing a re-sequencing of ore mining. This resulted in nearly 20% of the mill feed being sourced from lower grade stockpiles. Throughput continued to be strong after the successful completion of the mill expansion in 2009, and was 10% higher than the prior year quarter. Higher grade ores are planned for the remainder of the year.

The consolidated average cash cost5 rose in the second quarter of 2010 to $623 per ounce compared to $437 per ounce in the second quarter of 2009. Higher royalties due to the impact of higher realized gold prices and increased royalty rates in Ghana from 3% to 5%, accounted for a $24 per ounce increase in cash cost. Lower gold production from reduced grades, higher waste stripping at Sadiola and Yatela, and higher energy costs contributed to higher cash costs in the second quarter of 2010.

The Company is revising its initial 2010 production guidance for gold upward from a range of 940,000 to 1,000,000 ounces at a cash cost between $490 and $510 per ounce to a range of between 980,000 and 1,010,000 ounces at a cash cost between $530 and $550 per ounce. This guidance reflects the higher realized costs in the second quarter and management’s confidence in the capability of the mines to deliver robust production at lower cash costs.

Niobium production in the second quarter of 2010 was 1.1 million kilograms of contained niobium, up 18% versus the equivalent period from a year earlier. The operating margin5 was $19 per kilogram of niobium, in line with the prior period. The Company is also revising its 2010 niobium production guidance upward from a range of 4.2 to 4.4 million kilograms to a range of 4.5 million to 4.7 million kilograms. Management maintains its niobium operating margin5 guidance at $17 to $19 per kilogram for the year.

5 Cash cost per ounce and Operating Margin per kilogram of niobium are non-GAAP measures. Refer to the Non-GAAP Performance Measures table within this news release for reconciliation to GAAP measures.

Development Projects on Schedule to Deliver

In the second quarter of 2010, the Company’s total development project expenditures were $81.3 million ($166.8 million during the first half of 2010) mainly related to Essakane in Burkina Faso and Westwood in Northern Québec.

Essakane Project – Beginning of Commercial Production Expected in the Second Half of July 2010

The Essakane mine construction was substantially completed by June 2010. Processing of material through the mill to test the circuits started on June 25, 2010, six months ahead of the original target of year-end 2010, which demonstrates the Company’s ability to acquire, integrate and develop operations effectively. Based on results to date, and through a retrospective technical calculation, to be performed within the third quarter, Essakane commercial production is expected to have commenced effectively in the second half of July.

The total project cost is now estimated at $453.0 million compared to the previous estimate of $443.0 million. The slight increase is mainly due to higher infrastructure and shipping costs. This amount may change depending on the final determination of the effective commercial production start date.

The remaining sections completed in July are the tailings thickening plant (TTP), the gravity circuit, gold room and assay lab. Construction of the primary crusher of the Essakane mine, not required for the initial phase of processing, should be completed in September 2010.

Canada – Westwood Project – On Schedule for Early 2013

Development of the Westwood project is on schedule with commercial production planned for early 2013. Project expenditures in the second quarter of 2010 totaled $25.8 million ($50.3 million during the first half of 2010), with significant infrastructure preparation and construction. Shaft sinking continues on plan to achieve a depth of 1,220 metres by year end as the next step in a multi-year development plan. Significant exploration drilling and resource delineation drilling programs are underway, with a total of over 70,000 metres of drilling planned for 2010.

Exploration

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the provinces of Québec and Ontario in Canada. The Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth. In 2010, the Company has planned more than 300 kilometres of drilling on about 20 project and development sites, the most the Company has ever drilled. The IAMGOLD exploration program is focused on strategically placed land packages, that are in proven mineral belts and trends that can provide the size of deposits that the Company needs for profitable growth.

In the second quarter of 2010, IAMGOLD incurred $26.3 million on exploration projects, a significant increase from $13.9 million in the second quarter of 2009 ($42.5 million during the first half of 2010 compared to $22.2 million in the first half of 2009). The 2010 second quarter expenditures included:

•	Near-mine exploration and resource development expenditures of $17.2 million ($27.7 million during the first half of 2010).

•

Greenfield exploration of $9.1 million ($14.8 million during the first half of 2010) conducted at 15 early-stage projects in 11 countries of South America and Africa as part of IAMGOLD’s long-term commitment to reserves replenishment and growth.

The Company will be increasing its exploration spend by $9.1 million in 2010. The greenfields exploration budget has increased by 13% to $39.6 million, and the near-mine exploration and resource development budget has increased by 11% to $47.2 million. Overall, the Company’s exploration budget has increased by 12% from $77.7 million to $86.8 million. The additional greenfields funding will be directed at promising joint ventures in West Africa and the Charmagne discovery in Suriname, whereas near mine supplemental funding was approved for the Rosebel, Mouska and Essakane operations. The increase in the exploration forecast reflects the intent to capitalize on recent promising exploration/drilling results at a number of locations.

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	June 30 2010	% Change	December 31 2009
Financial Position	$		$
Cash and cash equivalents and gold bullion
• at market value	227.9	(24%)	300.1
• at cost	143.9	(38%)	231.8
Total assets	3,067.4	2%	2,996.8
Shareholders’ equity	2,537.7	5%	2,416.7

	Second quarter ended June 30			Six months ended June 30
(in $ millions, except where noted)	2010	% Change	2009	2010	% Change	2009
Results of Operations	$		$	$		$
Revenues	214.0	(5%)	225.3	454.1	10%	413.9
Mining costs	109.5	1%	108.5	225.9	14%	197.7
Depreciation, depletion and Amortization	28.2	(28%)	39.0	61.1	(14%)	71.1
Earnings from mining operations	76.4	(2%)	77.8	167.1	15%	145.1
Earnings from working interests	13.2	48%	8.9	23.6	58%	14.9
Total earnings from operations and working interests[1]	89.6	3%	86.7	190.7	19%	160.0
Net earnings	35.7	(19%)	44.1	94.5	(2%)	96.6
Basic net earnings per share ($/share)	0.10	(17%)	0.12	0.26	(10%)	0.29
Diluted net earnings per share ($/share)	0.10	(17%)	0.12	0.25	(11%)	0.28
Adjusted net earnings[2]	39.1	24%	31.5	91.1	45%	63.0
Basic and diluted adjusted net earnings per share ($/share)[2]	0.11	22%	0.09	0.25	32%	0.19

Cash Flows
Operating cash flow	51.4	32%	38.9	128.9	29%	100.2

Key Operating Statistics

Gold Mines (IMG share)
Gold sales (000 oz)	193	(23%)	252	414	(11%)	467
Average realized gold price ($/oz)	1,200	34%	898	1,153	29%	892

Attributable gold produced (000 oz)	190	(24%)	249	396	(14%)	461
Cash cost ($/oz) [2]	623	43%	437	572	27%	450

Niobium Mine
Niobium sales (000 kg Nb)	1,058	11%	951	2,150	19%	1,814
Niobium production (000 kg Nb)	1,066	18%	903	2,237	18%	1,888
Operating margin ($/kg Nb)[2]	19	-	19	19	(10%)	21

1 The total earnings from operations and working interests in a non-GAAP measure. Refer to the consolidated interim statement of earnings for reconciliation to GAAP measures.

2 Adjusted net earnings and adjusted net earnings per share, Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP financial measures. Refer to the Non-GAAP Performance Measures table within this news release for reconciliation to GAAP measures.

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the production attributable to the Company’s ownership in operating gold mines along with the weighted average cash cost of production.

	Attributable Production		Total Cash Cost(a)		Attributable Production		Total Cash Cost(a)
	Second quarter ended June 30		Second quarter ended June 30		Six months ended June 30		Six months ended June 30
	2010	2009	2010	2009	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator
Rosebel (95%)	82	104	567	367	175	187	508	379
Doyon division (100%)	2	28	280	523	2	55	280	526
Mupane (100%)	13	15	887	697	26	29	857	676
Joint Venture
Sadiola (41% in 2010; 38% in 2009)	29	35	636	424	59	71	587	404
Yatela (40%)	15	26	697	334	42	39	544	401
	141	208	620	418	304	381	556	429
Working Interests
Tarkwa (18.9%)	38	31	622	512	71	60	609	519
Damang (18.9%)	11	10	675	609	21	20	675	628
	49	41	634	536	92	80	624	546
Total / Weighted average	190	249	623	437	396	461	572	450

The following table details the royalty expense included in cash cost.

	Second quarter ended June 30			Six months ended June 30
Cash cost per ounce of gold	2010	% change	2009	2010	% change		2009
	$/oz		$/oz	$/oz			$/oz
Cash cost excluding royalties	560	41%	398	514	25%		412
Royalties	63	62%	39	58	53%		38
Cash Cost(a)	623	43%	437	572	27%		450
(a) Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures. NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN
	Second quarter ended June 30			Six months ended June 30
	2010	% change	2009	2010	% change		2009

Operating results – Niobium Mine
Niobium production (000 kg Nb)	1,066	18%	903	2,237	18%		1,888
Niobium sales (000 kg Nb)	1,058	11%	951	2,150	19%		1,814
Operating margin ($/kg Nb)(a)	19	-	19	19	(10%	)	21

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold sales		Realized gold price		Gold sales		Realized gold price
	Second quarter ended June 30		Second quarter ended June 30		Six months ended June 30		Six months ended June 30
	2010	2009	2010	2009	2010	2009	2010	2009
	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz)	(000 oz)	$/oz	$/oz
IMG Operator and Joint Venture	144	211	1,203	894	322	387	1,152	888
Working interests	49	41	1,193	920	92	80	1,155	913
Total(a)	193	252	1,200	898	414	467	1,153	892

(a)

Attributable sales volume for the second quarters of 2010 and 2009 were 188,000 ounces and 247,000 ounces, respectively, and for the first six months of 2010 and 2009, 404,000 ounces and 458,000 ounces, respectively, after taking into account 95% of Rosebel sales.

ADJUSTED NET EARNINGS

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by GAAP and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. Adjusted net earnings represent net earnings excluding certain impacts, net of tax, such as impairment charge, unrealized derivative gain or loss on gold Mupane hedging, gain on sale of gold bullion and marketable securities, foreign exchange gain or loss, and executive severance costs. These measures are not necessarily indicative of net earnings or cash flows as determined under GAAP. The following table provides a reconciliation of net earnings to adjusted net earnings as per the unaudited interim consolidated statement of earnings.

	Second quarter ended June 30		Six months ended June 30
	2010	2009	2010	2009
(in $ millions, except for number of shares and per share amounts)	$	$	$	$

Net earnings	35.7	44.1	94.5	96.6
Impairment charge	-	9.3	-	9.3
Unrealized derivative loss on gold Mupane hedging	7.4	-	7.4	-
Gain on sale of gold bullion	-	-	-	(30.7)
Gain on sales of marketable securities	(0.8)	(0.3)	(7.7)	(0.3)
Foreign exchange gain	(4.1)	(21.6)	(4.8)	(13.4)
Executive severance costs	0.9	-	1.7	1.5
	3.4	(12.6)	(3.4)	(33.6)
Adjusted net earnings	39.1	31.5	91.1	63.0
Weighted average number of common shares outstanding (in millions)
Basic	371.2	365.8	370.3	338.1
Diluted	373.6	367.1	372.6	339.2
Basic net earnings per share	0.10	0.12	0.26	0.29
Diluted net earnings per share	0.10	0.12	0.25	0.28
Basic adjusted net earnings per share	0.11	0.09	0.25	0.19

OPERATIONS SUMMARY

IAMGOLD’s objectives include maximizing the success of its mining operations. The Company’s second quarter 2010 operations results are summarized below.

Rosebel Mine, Suriname

Gold production at Rosebel in the second quarter of 2010 was 21% lower compared to the same period last year, primarily as a result of lower head grades. Mine production decreased compared to the same quarter last year due to unusually high precipitation experienced during the rainy season. As a result, higher grades could not be accessed and almost 20% of the mill feed came from lower grade stockpiles. Ore grades are planned to rebound in the second half of 2010 as access is improved. As well, gold recoveries are expected to increase after the commissioning of the additional leach tanks by the fourth quarter of 2010. Cash costs of $567 per ounce6 during the second quarter of 2010 were up from the same period last year due to lower production from lower gold grades, higher royalties from a 32% increase in realized prices, and higher energy costs.

Doyon Division, Canada

The Doyon mine ended operations in December 2009. As a cost reduction initiative, the ore mined at the Mouska mine is currently being stockpiled and will be batch processed later in the year. The Mouska mine’s production is expected to be between 25,000 and 30,000 ounces in 2010. During the second quarter of 2010, 2,000 ounces were produced from the cleanup of the concentrate thickener base load.

Mupane Mine, Botswana

Gold production was 13% lower during the second quarter of 2010 than in the second quarter of 2009, as a result of lower grades. Cash cost per ounce6 (including royalties) was $887, higher in the second quarter of 2010 compared to the second quarter of 2009 primarily as a result of lower gold production, increased energy costs, and higher royalties, and continue to allow this operation even near the end of its mine life to make a positive contribution at current gold prices.

Sadiola Mine, Mali

Attributable gold production decreased in the second quarter of 2010 compared to the second quarter of 2009 as the gold grade was adversely impacted by a shift in primary mining from the main Sadiola pit in 2009 to satellite pits in 2010. The mine continued its waste stripping effort during the quarter. Cash cost of $636 per ounce7 of gold rose during the 2010 second quarter compared to the second quarter of 2009 as a result of greater waste stripping, increased royalties from higher realized gold prices and lower production.

Yatela Mine, Mali

Gold production decreased by 42% in the second quarter of 2010 compared to the second quarter of 2009 as a result of lower gold grade ore stacked in prior periods. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit which resulted in lower grades and higher waste stripping. As a result, gold stacked decreased in the second quarter of 2010. Cash costs of $697 per ounce7 were higher during the second quarter of 2010 compared to the second quarter of 2009, primarily as a result of lower gold production from lower grades, higher waste stripping costs, and higher royalty costs from increased realized gold prices.

6 Cash cost per ounce, and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures

7 Cash cost per ounce, and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP financial measures. Refer to Supplemental information attached to the MD&A for reconciliation to GAAP measures

Tarkwa Mine, Ghana

Attributable gold production in the second quarter of 2010 was higher compared to the second quarter of 2009 as a result of higher throughput and higher grades at the expanded CIL plant which was commissioned in 2009.

Cash costs of $622 per ounce8 in the second quarter of 2010 were up compared to the second quarter of 2009 as a result of rising consumable costs, higher energy costs and higher royalties. Royalties were higher due to higher realized gold prices and an increase in the royalty rate from 3% to 5% effective as of the middle of March 2010.

Damang Mine, Ghana

Attributable gold production during the second quarter of 2010 increased from the second quarter of 2009 due to higher grades and higher throughput as a result of commissioning the secondary crusher.

Cash costs of $675 per ounce8 were up during the 2010 second quarter compared to the second quarter of 2009 due to rising contractor costs and from increased royalties as a result of higher realized gold prices in addition to an increase in royalty rate from 3% to 5% effective as of the middle of March 2010.

Niobec Niobium Mine, Canada

Niobium production during the second quarter of 2010 was 18% higher compared to the second quarter of 2009 primarily as a result of higher grades. Niobium revenues rose to $38.9 million in the second quarter of 2010 from $35.0 million in the second quarter of 2009 due to increases in sales volumes. The operating margin per kilogram of niobium remained constant at $19 per kilogram9 during the second quarter of 2010 compared to the second quarter of 2009 as increased sales volume was offset by a stronger Canadian dollar.

IAMGOLD remains focussed on continuously improving safety performance. However, Niobec previously reported with great sadness an accident which resulted in the death of an employee. As part of the Zero Harm program all sites have been increasing safety prevention activities that are expected to improve the Company’s success in preventing injuries.

The mill expansion project, which is designed to increase mill throughput by 24% and match throughput to the mining hoisting capacity, began in June 2009 and is on track for completion during the third quarter of 2010. The paste backfill initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material, significantly reducing the need to leave behind natural ore pillars. Construction of the paste backfill plant and associated underground infrastructure began in June 2009 and was completed during the second quarter of 2010.

CONFERENCE CALL

A conference call will be held on Wednesday, August 11, 2010 at 11:00 a.m. (Eastern Time) to discuss the Company’s second quarter results. A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-866-551-1530 or 1-212-401-6700 Passcode: 8653928#. A replay of this conference call will be available from 2:00 p.m. on August 11, 2010 to September 11, 2010. Access this replay by dialing: North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 265011#

8 Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP financial measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

9 Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP financial measure. Refer to the Supplemental information attached to the MD&A for reconciliation to GAAP measures.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “mineral resources”, that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2009 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 7 gold mines on 3 continents. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520 Toll-free: 1 888 464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via IAMGOLD’s website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.